January 15, 2010

Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4631
Washington, D.C.  20549-4631

Re:	Willis Lease Finance Corporation
Form 10-K for the year ended December 31, 2008
Form 10-Q for the quarter ended March 31, 2009
Definitive Proxy Statement on Schedule 14A filed April 29, 2009
File No. 1-15369

Dear Ms. Long:

This letter sets forth the responses of Willis Lease Finance Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to (i) the Company’s Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”), (ii) Form 10-Q for the fiscal quarter ended March 31, 2009 and (iii) Definitive Proxy Statement on Schedule 14A filed April 29, 2009 (the “Comment Letter”).  The responses are numbered to correspond to the numbers of the comments in the Comment Letter.

Form 10-K for the year ended December 31, 2008

Cover Page

Comment No. 1:

We note the disclosure on the cover page that your common stock and series A preferred stock are registered pursuant to Section 12(g) of the Exchange Act. However, it appears that these securities should be identified as being registered pursuant to Section 12(b) of the Exchange Act. In this regard, we note these securities appear to have been subject to the Commission’s order set forth in Release No. 34-54240 (July 31, 2006). Please advise or revise accordingly.

Response to Comment No. 1:

The Company acknowledges that its Common Stock and Series A preferred stock were subject to the Commission’s order set forth in Release No, 34-54240 and, accordingly are registered pursuant to Section 12(b) of the Exchange Act.  Following resolution of the Staff’s comments, the Company will file Amendment No 1 to the Form 10-K (the “Amended 10-K”) that will be revised accordingly.

***

Comment No. 2:

We note the disclosure on a Form 8-A you filed on October 5, 1999 that you registered under Section 12(b) of the Exchange Act rights to purchase series A junior participating preferred stock. We also note that the rights do not appear to have been redeemed or to have otherwise expired or been terminated. At the time of filing the Form 8-A, it appears that you were not eligible to register the rights under 12(b) of the Exchange Act and should have registered them at that time under 12(g) of the Exchange Act. Please advise or revise accordingly. Further, please revise the cover page of the Form 10-K accordingly to reflect the rights.

Response to Comment No. 2:

The Company acknowledges that its rights to purchase Series A junior participating preferred stock should have been registered under Section 12(g) of the Exchange Act and not under Section 12(b) of the Exchange Act.  The preferred stock subject to these rights has been subsequently redesignated as Series I junior participating preferred stock.  The Company notes that following discussions with the Staff that the Staff has determined to not pursue this comment.

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Item 1 - Business, page 3

Comment No. 3:

Please review the disclosure throughout this section and consider revising to provide a more robust and detailed explanation of the products and services you provide, including the manner in which you source the products you lease. In this regard, we note that the current disclosure assumes a high-level of familiarity with your business and appears to focus more on marketing your company rather than explaining your business. For example, the disclosure under “Our Competitive Advantages” on page 4 does not provide any explanation of how your business and operations supports the bulleted assertions.

Response to Comment No. 3:

The Company believes that the disclosure in this section already provides a robust explanation of the products and services that it provides.  Specifically, the Company notes that the subsections “Engine Leasing” and “Aircraft Leasing” in this section provide a detailed explanation of the Company’s leasing activities.  The Company nonetheless proposes to include in the Amended 10-K the revised disclosure set forth in Schedule 1 hereto that provides additional clarification of the Company’s overall business objective as well as additional detail regarding the Company’s competitive advantages.

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Competition, page 7

Comment No. 4:

Please discuss the principal methods of competition in your industry. See Item 101(c)(1)(x) of Regulation S-K.

Response to Comment No. 4:

In response to the Staff’s comment, the Company proposes to include in the Amended 10-K the revised disclosure set forth in Schedule 1 hereto.

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Item 1A - Risk Factors, page 9

Risks Relating to Our Small Size and Corporate Structure, page 17

We are the servicer and administrative agent for the WEST facility..., page 18

Comment No. 5:

We note your disclosure that you “may be removed as servicer and administrative agent by the affirmative vote of a requisite number of holders of WEST facility notes upon the occurrence of specified events.” Discuss these specified events.

Response to Comment No. 5:

In response to the Staff’s comment, the Company proposes to include in the Amended 10-K the following revised risk factor:

We are the servicer and administrative agent for the WEST facility and our cash flows would be materially and adversely affected if we were removed from these positions.

We are the servicer and administrative agent with respect to engines in the WEST facility. We receive annual fees of 11.5% as servicer and 2.0% as administrative agent of the aggregate net rents actually received by WEST on its engines. We may be removed as servicer and administrative agent by the affirmative vote of a requisite number of holders of WEST facility notes upon the occurrence of certain specified events, including the following events, subject to WEST following certain specified procedures and providing us certain cure rights as set forth in the servicing agreement:

•                  We fail to perform the requisite services set forth in the servicing agreement or administrative agent agreement;

•                  We fail to provide adequate insurance or otherwise materially and adversely affects the rights of WEST;

•                  We cease to be engaged in the aircraft engine leasing business;

•                  We become subject to an insolvency or bankruptcy proceeding, either voluntarily or involuntarily;

•                  We fail to maintain certain financial covenants set forth in the servicing agreement;

•                  We undergo one of certain of change of control transactions set forth in the servicing agreement; and

•                  We default in the payment of other indebtedness of $10.0 million or more or indebtedness in such amount shall have been accelerated as a result of an event of default under the applicable agreements.

If we are removed, our expenses would increase since our consolidated subsidiary, WEST, would have to hire an outside provider to replace the servicer and administrative agent functions, and we would be materially and adversely affected. Consequently, our business, financial condition, results of operations and cash flows would be adversely affected.

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Item 5 - Market for the Registrant’s Common Equity and Related Stockholder..., page 19

Comment No. 6:

With respect to the equity compensation plan table, please clarify whether the 1996 Stock Option/Stock Issuance Plan and the 2007 Stock Incentive Plan were approved by security holders.  See Item 201(d) of Regulation S-K.  Further, it appears the 2007 Stock Incentive Plan authorized awards of up to 2,000,000 shares of common stock.  Please reconcile the authorized number of shares and the amount disclosed in the table.

Response to Comment No. 6:

The 1996 Stock Option/Stock Issuance Plan and the 2007 Stock Incentive Plan were approved by security holders.  The 2007 Stock Incentive Plan authorized 2,000,000 shares of common stock.  829,862 shares of restricted stock were granted under the 2007 Stock Incentive Plan by December 31, 2008.  Of this amount, 33,043 shares of restricted stock were withheld or forfeited and returned to the pool of shares which could be granted under the 2007 Stock Incentive Plan resulting in a net number of 1,203,181 shares which were available as of December 31, 2008 for future issuance under the 2007 Incentive Plan.

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Item 9A - Controls and Procedures, page 30

Comment No. 7:

We note your description of the definition of internal control over financial reporting.  The description appears to be based on the definition of internal control over financial reporting set forth in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.  As described, however, the description does not fully conform to the definition set forth in those rules given that it does not indicate that your internal control over financial reporting were designed by, or under the supervision of, your principal executive and principal financial officers and effected by your board of directors, management, and other personnel and includes those policies and procedures as described in subparts (1), (2), and (3) of the above-referenced rules.  Please revise your disclosure to confirm, if true, that your management’s conclusion regarding effectiveness is based on the full definition of internal control over financial reporting set forth in the applicable rules.  Alternatively, you may simply state, if true, that your management concluded on the applicable dates that your internal control over financial reporting was effective.

Response to Comment No. 7:

In response to the Staff’s comment, the Company proposes to include in the Amended 10-K the following revised Item 9A:

ITEM 9A.	CONTROLS AND PROCEDURES

(a) Evaluation of disclosure controls and procedures. Based on management’s evaluation (with the participation of our Chief Executive Officer (CEO) and Chief Financial Officer (CFO)), as of the end of the period covered by this report, our CEO and CFO have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Inherent Limitations on Controls.  Management, including the CEO and CFO, does not expect that our disclosure controls and procedures will prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met.  Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.  The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

Management’s Report on Internal Control over Financial Reporting.  Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934.  Our internal control over financial reporting includes policies and procedures that: (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and Board of Directors; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. Our internal control over financial reporting is a process designed with the participation of our principal executive officer and principal financial officer or persons performing similar functions to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounted principles

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework . Based on this assessment our management believes that, as of December 31, 2008, our internal control over financial reporting is effective under those criteria. This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

(b) Changes in internal control over financial reporting. There has been no change in our internal control over financial reporting during our fourth fiscal quarter ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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Item 15 - Exhibits and Financial Statement Schedules, page 31

Comment No. 8:

Please re-file your Second Amended and Restated Credit Agreement, dated June 30, 2006, to include the omitted exhibits referenced therein.  See Item 601(b)(10) of Regulation S-K.

Response to Comment No. 8:

On November 20, 2009 the Company entered into a new Credit Agreement dated November 19, 2009 (the “New Credit Agreement”) and used the proceeds from this facility to retire the indebtedness evidenced by the Second Amended and Restated Credit Agreement, dated June 30, 2006 (the “Prior Credit Agreement”).  The Company filed a Report on Form 8-K on November 25, 2009 in connection this transaction.  Because the Prior Credit Agreement is no longer effective the Company respectfully submits that that the Prior Credit Agreement need not be refiled.  The Company will file the New Credit Agreement, including all exhibits, schedules and annexes thereto, in connection with the filing of its Annual Report on Form 10-K for the year ended December 31, 2009 (the Company intends to seek confidential treatment with respect to certain portions of the New Credit Agreement).

***

Exhibits 31.1 and 31.2

Comment No. 9:

We note that paragraph 4 omits the certification regarding internal control over financial reporting required by Item 601(b)(31) of Regulation S-K, as well as the reference to the internal control over financial reporting in the introductory paragraph.  Please revise accordingly.  Please also comply with this comment with respect to your Form 10-Q for the quarter ended March 31, 2009.

Response to Comment No. 9:

The Company will include revised exhibits 31.1 and 31.2, which reflect the language required by Item 601(b)(31) of Regulation S-K, in its Amended 10-K.  The Company has filed an amended Form 10-Q for the quarter ended March 31, 2009 which includes similarly revised exhibits 31.1 and 31.2.

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Comment No. 10:

Please revise paragraphs 4(c) and (d) and 5(a) of your certifications to read exactly as set forth in Item 601(b)(31) of Regulation S-K.  Please also comply with this comment with respect to your Form 10-Q for the quarter ended March 31, 2009.

Response to Comment No. 10:

The Company will include revised exhibits 31.1 and 31.2, which reflect the language required by Item 601(b)(31) of Regulation S-K, in its Amended 10-K.  The Company has also filed an amended Form 10-Q for the quarter ended March 31, 2009 which includes similarly revised exhibits 31.1 and 31.2.

***

Definitive Proxy Statement on Schedule 14A filed on April 29, 2009

Compensation Discussion & Analysis, page 9

Comment No. 11:

Under an appropriately captioned heading, please disclose the material terms of the each named executive officer’s employment agreement or arrangement, whether written or unwritten.  Refer to Item 402(e)(1) of Regulation S-K.

Response to Comment No. 11:

The employment agreements for named executive officers primarily provide severance and change of control protection.  The agreements are discussed in the “Severance Payments” portion of the Compensation Discussion and Analysis as well as the “Termination and Change in Control Payments” section of the proxy statement.  To the extent applicable, we will change the heading in the Compensation Discussion and Analysis section from “Severance Payments” to “Employment Agreements and Severance Payments” and add a paragraph such as the following to the beginning of such section:

Employment agreements have been entered into with Messrs. Willis, Forsyth, Nunemaker and Nord.  In addition to providing for severance as described below, such agreements provide for base salary (subject to increase but not decrease unless part of a salary reduction program affecting all senior executive officers), bonus compensation (as described in the “Annual Incentive Compensation” section of the “Elements of Compensation” portion of the Compensation and Discussion Analysis) and certain benefits.  The employment agreements also provide a nondisclosure and nonsolicitation of employees covenant for three years after termination of employment (except for Mr. Forsyth whose nonsolicitation covenant period is 2 years after termination of employment).

Mr. Beaumont’s severance payments were determined in accordance with his employment agreement as described in footnote 8 to the Summary Compensation Table - one year annual base salary as severance, one year annual base salary in lieu of notice and accrued vacation and sick pay.

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Compensation Philosophy and Objectives, page 9

Comment No. 12:

We note that your compensation committee considers the practices of comparable sized companies when designing your executive compensation programs and that it targets overall compensation at the 75th percentile of prevailing market compensation.  Please identify the specific companies against which you compare the total compensation levels, indicate where each named executive officer’s actual compensation fell with respect to the 75th percentile, and explain your reasons for paying any amount above or below the targeted percentile.  See Item 402(b)(2)(xiv) of Regulation S-K.  Further, please clarify whether you target individual elements of compensation.

Response to Comment No. 12:

As noted in the “Compensation Philosophy and Objectives” section of the Compensation Discussion & Analysis, the Company is in a difficult position to determine a precise peer group because the vast majority of its direct competitors are divisions of larger companies, sufficiently larger such that the heads of the leasing divisions do not appear in proxy statements as named executive officers.  Accordingly, with the help of Smith Consulting, the Company has developed information on executive pay practices in financial services companies similar in size to the Company, primarily using surveys published annually by Watson Wyatt Worldwide.

The 2008 Watson Wyatt survey (last used by our consultant to compare top executive compensation at the Company) included data on 17,900 executives in over 2,500 organizations.  The Watson Wyatt survey was used primarily to compare base salaries and annual incentive compensation levels.  The comparison groups from which Watson Wyatt survey data was drawn included industrial companies with sales revenues from $50 to $200 million, all industrial companies with sales under $1 billion, and financial institutions with assets under $2 billion.  Since the organizations included were most comparable to the business of the Company, the Smith Consulting analysis focused primarily on the third group — financial companies with assets under $2 billion.  The companies included in this third grouping were:

Amalgamated Bank of Chicago

American Bank

Bank of Blue Valley

Bankers Bank

Educational Empl CU - Ft Worth

Elevations Credit Union

Federal Reserve Bank of Boston

First Bank

Liberty Bank

NCMIC

SAC Federal Credit Union

The Bank of Tampa

Thrivent Financial for Lutherans

United Bankers Bank

University FCU

The individual elements of compensation are targeted at different areas.  Base salaries are sufficiently competitive to attract and retain highly capable executives; annual incentive bonuses are intended to reward meeting budgeted earnings goals each year; long-term incentives, now primarily in the form of grants of restricted stock, are intended to align executive and shareholder interest, reward long term growth of revenues and earnings, and provide an incentive for key executives to stay with the organization over the long term.

At the time of the Smith Consulting review, the base salaries of Company executives compared to the 75th percentile of the financial institutions peer group as follows:

Executive	Base Salary as a % of 75th Percentile

Mr. Willis:	92%

Mr. Beaumont	71%

Mr. Forsyth	69%

Mr. Nord	78%

Smith Consulting also compared annual incentive bonus opportunity to the survey groupings, to determine whether Willis Lease’s target bonuses (the amount intended to be paid when budget and other organizational goals are met) were reasonable and competitive.  The following table shows targeted bonus percentage for top Willis Lease positions and two industry groupings, expressed as a percentage of base salary:

Executive	Company	General Industry	Financial Institutions

Chief Executive	100%	90%	98%

COO	85%	77%	64%

CFO	60%	62%	59%

CLO	50%	44%	49%

In order to account for the differences in bonuses actually paid among companies and as an additional data point, a comparison of the total annual cash compensation (assuming target bonuses) for the Named Executive Officers to the total annual cash compensation actually paid for the survey group was made as follows:

Executive	Annual Cash Compensation as a % of 75th Percentile

Mr. Willis:	93%

Mr. Beaumont	80%

Mr. Forsyth	69%

Mr. Nord	78%

At the time of the Smith Consulting study, the comparative annual cash compensation (salary and bonus) levels for the four executives above compared as follows to the survey data:

•                  Chief Executive:  Mr. Willis’ then base salary and target bonus totaled $1,236,250, or 93% of the 75th percentile for the financial industry survey group.  The Compensation Committee felt that Mr. Willis’ annual cash compensation should be targeted at 100% of the peer group 75th percentile, given his many years of excellent leadership and the Company’s outstanding results.

•                  COO:  Mr. Beaumont’s targeted annual cash compensation represented 80% of the survey group’s 75th percentile.  At the time, the Compensation Committee believed that this was appropriate, given that Mr. Beaumont was new in his position and the expectation that his performance would improve as time progressed.

•                  CFO:  While Mr. Forsyth’s targeted annual cash compensation was only 69% of the 75th percentile, the Compensation Committee believed that this was appropriate given Mr. Forsyth’s relatively short tenure and that this was his first position as a Chief Financial Officer.

•                  CLO:  Mr. Nord’s targeted annual cash compensation was 78% of the peer group 75th percentile.  In the Compensation Committee’s judgment, this was an unreasonably low level of compensation given Mr. Nord’s experience and performance and the fact that has management responsibilities that go beyond the legal function alone.  The Committee’s intention was to move Mr. Nord’s compensation to a more competitive position over time.

Because of the transition in Mr. Nunemaker’s duties from COO to General Manager Leasing, the Committee determined not to adjust his base salary.

Mr. Willis and Mr. Nunemaker determined the base salary increase for Ms. Webber in their discretion based on their subjective evaluation of her performance.

To compare long term incentives in the marketplace, Smith Consulting used data from a composite survey obtained through Watson Wyatt that blended long term incentive market data as reported by Towers Perrin, Mercer, and Watson Wyatt surveys.  These surveys represent data collected from hundreds of companies in various industries, and thus provide a broad sample from which to determine competitive long-term incentive grants for executives.  The composite data base shows the dollar value of typical long-term incentive grants as a percentage of base pay at the 25th, 50th, and 75th percentiles at various salary levels.  In its assessment, the Compensation Committee decided to focus on the 50th percentile level in determining long-term incentive grants for Company executives.  Since base salary levels were already targeted at the 75th percentile, the result would produce total compensation targeted at approximately the 75th percentile, on a blended basis.

The following table shows the survey data points used by the Compensation Committee in determining restricted stock grants for top Willis Lease executives:

Salary Level	LTI Grant as Multiple of Base Pay		Target $ Value of Grant

$600,000	1.68	x	$1,008,000

$300,000.81		x	$243,000

$200,000.42		x	$134,000

These target values are general guidelines used by the Compensation Committee.  Although the Compensation Committee models its grants on these guidelines, the actual grants vary based on the Committee’s and Mr. Willis’ subjective evaluation of each executive’s performance and potential and the Company’s overall financial position and performance.

The January 2008 restricted stock grants were made as the long-term incentive for 2008 in accordance with the process described above.  The July 2008 restricted stock grants were made to certain executives instrumental in the successful completion of a significant refinancing of the Company’s WEST Securitization to recognize such success and the number of shares of restricted stock was set at about 1/3 the number of options granted for the initial WEST transaction.  The December 2008 restricted stock grants were made as the long-term incentive for 2009 in accordance with the process described above.

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Governance of Compensation Programs, page 9

Comment No. 13:

Describe in further detail your reasons for increasing base salaries for Messrs. Willis and Forsyth, and explain why you entered into a revised employment agreement with Mr. Willis in December 2008.  In addition, discuss your reasons for increasing Ms. Webber’s salary in 2008.

Response to Comment No. 13:

The Compensation Committee decided to increase Mr. Willis’ base salary in recognition of his continued outstanding performance in leading the organization and to bring it in line with the desired position (75th percentile of market).

Mr. Forsyth’s base salary was increased in recognition of his excellent performance, his growth in the CFO position, his increasing role as a part of the senior management team, and the relatively low position of his salary in the marketplace.

Mr. Willis’ employment agreement was amended and restated to update its terms since the prior employment agreement was entered into in 2000.  In addition, in connection with such amendment and restatement, the bonus provisions were clarified such that it was made clear that there was no guaranteed minimum bonus.

As mentioned above, Mr. Willis and Mr. Nunemaker determined the base salary increase for Ms. Webber in their discretion based on their subjective evaluation of her performance.

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Elements of Compensation, page 10

Comment No. 14:

Please provide clear disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements.  See Item 402(b)(1)(vi) of Regulation S-K.  Clarify whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation.  In doing so, please provide sufficient quantitative or qualitative disclosure as appropriate of the analyses underlying the Executive Compensation Committee’s decision to make specific compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation.  Explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the Committee’s decisions with respect to other allocated or contemplated awards.

Response to Comment No. 14:

As discussed in the response to Comment No. 12 above, each element of compensation has a different purpose, although in combination they are intended to make sure that Willis Lease has a competitive compensation package that attracts top talent and provides incentives that encourage a high level of short- and long-term performance for the benefit of shareholders.

The Compensation Committee looks at these elements both individually (to ensure that each element is achieving its objective) and collectively (to ensure that the total compensation package is competitive).  In the Compensation Committee’s view, all three of the primary compensation elements — salary, annual incentive bonus, and long term incentives through restricted stock grants — are balanced.  In other words, the intention is to have each element paid at the 75th percentile for high performers, not favoring any one element over the other.  Thus, failure to achieve annual incentive goals in one year (or surpassing these goals) would not result in a Compensation Committee decision to increase (or reduce) other aspects of compensation.

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Base Salary, page 10

Comment No. 15:

Please disclose the elements of individual performance that you considered when determining base salary amounts, and explain how actual performance influences actual salary amounts.  To the extent that considerations vary among your named executive officers, discuss separately.  Further, please clarify what you mean by “internal comparability considerations.” See Item 402(b)(2)(vii) of Regulation S-K.

Response to Comment No. 15:

Base salary increases depend in part on market competitiveness, time in position, individual performance and growth during the year, and expected future performance.  (Please refer to the response to Comment No. 12 regarding the Compensation Committee’s rationale for salary increases for individual Named Executive Officers.)

Internal equity is also an important consideration in setting compensation levels for Company executives.  Since the Company is different in some respects from the other industrial and financial companies in the survey samples, and since to some degree responsibilities of the Company’s executive officers differ from those in typical companies (for example our Chief Legal Counsel is also responsible for Human Resources and Ms. Webber manages critical functions that represent about one half of the Company’s employees), the Compensation Committee gives some consideration to relative internal responsibilities when determining salaries, annual incentive bonus targets, and long term incentive grants.  For example, since Mr. Forsyth and Mr. Nord both manage key staff functions for the Company, the Compensation Committee believes it is important that their compensation be generally in the same range.

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Annual Incentive Compensation, page 10

Comment No. 16:

We note that annual incentive compensation payouts are based on actual performance compared to pre-established individual and company goals.  Please clearly identify all specific items of corporate and individual performance that are taken into account in setting compensation policies and making compensation decisions.  Disclose all previously established goals and discuss how the compensation awarded reflects those goals.  If you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion.  To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.  Refer generally to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations.

Response to Comment No. 16:

The 2008 Bonus Plan provided for payout at target if the Company achieved a return on equity of 11.6%.  Under the 2008 Bonus Plan, increases in Company return on equity in excess of 11.6% resulted in an additional 20% of such increase for the 2008 bonus pool.  The Committee also approved up to $100,000 in discretionary awards for the 2008 year which could be awarded by the Committee to senior management based on the recommendation of the Chief Executive Officer for his reports and based on the determination of the Committee for the Chief Executive Officer and up to an additional $100,000 for discretionary bonus grants to others.  The Company achieved a return on equity of 14.6%. Because of the favorable Company return on equity results for 2008 and the resulting impact on bonuses for all eligible participants, the Committee determined that no additional discretionary bonuses were needed for named executive officers or others and did not grant any of the $200,000 in discretionary bonus awards.  Therefore, the entire bonus pool became available for payment to eligible participants based on their target bonus percentages.  Each participant’s target bonus percentage multiplied by the participant’s base salary paid while a participant during 2008 was calculated to be the participant’s target bonus amount.  Each participant’s share of the bonus pool was a fraction (expressed as a percentage) of the bonus pool, the numerator of which is the participant’s bonus amount and the denominator of which is the bonus amount of all participants.  This percentage is multiplied by the total bonus pool to determine each participant’s share of the bonus pool.  The net effect of these calculations resulted in all eligible participants, including the named executive officers, receiving a bonus of approximately 186.9% of their target bonus amount.

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Comment No. 17:

Please disclose the target bonus percentages for each named executive officer and explain how these percentages were determined.

Response to Comment No. 17:

The determination of the target bonus percentages for the named executive officers (other than Ms. Webber) started with the target bonus percentage set forth in their employment agreements, which percentages were determined in part by compensation negotiations at hire and in part by evaluating competitive target incentive levels as reported by the Watson Wyatt survey data.  (See response to Comment #12.)  The employment agreement for Messrs. Willis, Forsyth, Nord and

Beaumont provided for target bonus percentages of 100%, 60%, 50% and 85%, respectively, and are supported by the survey comparisons cited earlier in this letter.  The employment agreement for Mr. Nunemaker provided for a target bonus percentage of up to 85% of base salary for the 2000 bonus program.  Because of the transfer of certain chief operating officer duties, Mr. Nunemaker’s target bonus percentage has since been set at 50% of base salary.  Although Ms. Webber does not have an employment agreement, Ms. Webber’s target bonus percentage has been set at 30%.

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Comment No. 18:

Provide a materially complete description of the correlation between performance under the incentive program and the payouts actually made to each of your named executive officers in 2008.  Please understand that discussion of the various items of corporate and individual performance that were considered by the Executive Compensation Committee must be accompanied by a complete qualitative and quantitative discussion of how the Committee determined awards in 2008.  For each named executive officer state the factors that you considered in deriving the payouts awarded and provide substantive analysis and insight into why the Committee determined that the levels of compensation were appropriate in light of the factors considered.

Response to Comment No. 18:

As explained above in item 16, the 2008 bonuses were paid based on the Company’s achievement of return on equity.  The bonus pool created from the Company’s achievement of return on equity was allocated based on participant’s target bonus percentage multiplied by the participant’s base salary in comparison to the sum of the product of each participant’s target bonus percentage multiplied by the participant’s base salary.  The net result is that each participant received approximately 186.9% of the participant’s target bonus award (target bonus percentage multiplied by the participant’s base salary).  The Committee determined that the bonus awards were sufficient such that no discretionary bonus awards were made.

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Long-Term Incentive Compensation, page 10

Comment No. 19:

We note that awards under your long-term incentive program are intended “to provide potential gains that are competitive with those offered in comparable companies.” Please explain how actual equity amounts awarded to each named executive officer are determined in order to fulfill the program’s stated intent.  In addition, discuss whether and how other forms of compensation that you pay your named executive officers influence the amounts of long-term incentive compensation that you award.  See Items 402(b)(1)(v) and (vi) of Regulation S-K.

Response to Comment No. 19:

Grants of restricted stock awarded to officers, including all named executive officers, are based primarily on competitive grant practices in industry as determined in the blended long term incentive survey (using Mercer, Towers Perrin, and Watson Wyatt data) referred to in the response to Comment 12 above.  As explained in the response to Comment 12 above, each element of compensation is determined separately and therefore other forms of compensation paid to named executive officers do not directly influence the amount of long-term incentive compensation that the Company awards.

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Summary Compensation Table, page 12

Comment No. 20:

In footnote (5) to your summary compensation table, please describe your methodology for computing the aggregate incremental cost of Mr. Willis’s perquisites and other personal benefits.  See Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Response to Comment No. 20:

The methodology used for computing Mr. Willis’ financial planning and club memberships was to set forth the actual dollars reimbursed or paid for such costs.  The $11,458 listed for 2008 company car usage was a proration (based on personal use as a percentage of total use) of total lease payments, maintenance costs, registration, insurance and fuel costs.  If such personal percentage was applied only to the fuel costs as the incremental cost, such incremental cost for the use of the company car would have been $469.  In addition, Mr. Willis had guests accompany him on the Company’s plane on business trips during 2008 with no or de minimis incremental cost.  The Company paid $8,282 for an individual accidental death and dismemberment policy for Mr. Willis.  In addition, Mr. Willis participated in certain group life, disability, and accidental death and dismemberment insurance where his portion of the premium paid approximated $3,327 in total.

***

Grants of Plan-Based Awards, page 13

Comment No. 21:

Based on the discussion provided on page 10, your annual incentive compensation program includes a threshold below which payouts are not made.  Please revise your grants of plan-based awards table to reflect such threshold.

Response to Comment No. 21:

Below is set forth a revised Grants of Plan-Based Awards table to incorporate a threshold performance requirement resulting in an 50% of target payout.  In addition, the Grant Date Fair Value of Stock and Option Awards column was updated to reflect the grant date fair value of stock awards rather than a FAS 123R annual expense which it previously reflected.

GRANTS OF PLAN-BASED AWARDS
For Fiscal Year Ended 2008

Estimated Future Payouts
Under Non-Equity Incentive
Plan Awards(1)

Name	Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards ($)(2)	Grant Date

Charles F. Willis, IV	341,250	682,500	—	77,504	957,949	1/15/08
PRES., CEO				17,666	165,000	7/17/08
				97,500	853,125	12/17/08

Bradley S. Forsyth	78,000	156,000	—	20,668	255,456	1/15/08
SVP, CFO				11,777	109,997	7/17/08
				31,200	273,000	12/17/08

Donald A. Nunemaker	74,319	148,638	—	17,723	219,056	1/15/08
EVP, GM-Leasing				33,974	297,272	12/17/08

Thomas C. Nord	72,500	145,000	—	17,289	213,692	1/15/08
SVP, GC, SEC				11,777	109,997	7/17/08
				24,857	217,499	12/17/08

Judith M. Webber	28,500	57,000	—	7,552	93,343	1/15/08
SVP, Technical Svcs				16,286	142,502	12/17/08

Lee G. Beaumont EVP, COO	148,750	297,500	—	11,777	109,997	7/17/08

(1)	Reflects potential awards from the 2008 annual incentive programs.
(2)

The amounts in this column represent the grant date fair value of restricted stock granted during 2008. Such restricted stock was subject to vesting requirements as set forth in footnote 2 of the Outstanding Equity Awards at Fiscal 2008 Year-End table. The 2008 grant of shares of restricted stock to Mr. Beaumont was forfeited upon his termination of employment as well as the remaining unvested shares of prior grants.

***

Comment No. 22:

Please provide additional tabular and footnoted disclosure to explain the grant date fair value amount of stock and/or options awarded to Mr. Beaumont in 2008.

Response to Comment No. 22:

The grant date value of the one restricted stock award made to Mr. Beaumont in 2008 was $109,997.  This grant date value was calculated by multiplying the 11,777 shares of restricted stock by the market value ($9.34) on the grant date.

***

Outstanding Equity Awards at Fiscal 2008 Year-End, page 14

Comment No. 23:

Please revise footnote (2) to indicate which stock awards vest in four versus 5 years and disclose when each award was granted.  See Instruction 2 to Item 402(f)(2) of Regulation S-K.

Response to Comment No. 23:

Footnote (2) would be expanded to indicate the specific vesting of restricted stock in the following manner:

The restricted stock grants that vest over 4 annual installments beginning on the first anniversary date of the award grant date are as follows:

Award Grant Date:	10/1/07*	1/15/08	7/17/08

Charles Willis	91,848	77,504	17,666
Bradley Forsyth	21,667	20,668	11,777
Donald Nunemaker	14,013	17,723
Thomas Nord	27,319	17,289	11,777
Judith Webber	7,915	7,552

*One fourth of the number listed in this column vested on 10/1/08 and therefore is not listed in the Outstanding Equity Award at Fiscal 2008 Year-End table.

The following shares of restricted stock vest over 5 annual installments beginning on the first anniversary date of the award grant date of 12/17/08:

Charles Willis	97,500
Bradley Forsyth	31,200
Donald Nunemaker	33,974
Thomas Nord	24,857
Judith Webber	16,286

***

Potential Payments on Termination or Change of Control, page 16

Comment No. 24:

Please quantity the value of the stock and option awards that would immediately vest upon termination or a change in control, explain how these values were determined, and include them in your computation of total severance under each scenario.  See Item 402(j) of Regulation S-K.

Response to Comment No. 24:

The value of the unvested restricted stock awards as of December 31, 2008 was set forth in the Outstanding Equity Awards at Fiscal 2008 Year-End table.  Such values as of December 31, 2008 (based on the Company’s closing stock price on December 31, 2008 of $9.27) were $2,424,624 for Mr. Willis, $740,627 for Mr. Forsyth, $576,650 for Mr. Nunemaker and $689,799 for Mr. Nord.  The value of unvested options as of December 31, 2008 would be calculated by subtracting the exercise price of the unvested options ($9.20) from the closing stock price on December 31, 2008 ($9.27) for a spread of $.07.  This spread would then be multiplied by the number of such outstanding unvested options as set forth in the Outstanding Equity Awards at Fiscal 2008 Year-End table resulting in a value as of December 31, 2008 of $1,032 for Mr. Willis, $490 for Mr. Nunemaker and $385 for Mr. Nord.  These values would be the same for both a termination without cause and a change of control.  The additional aggregate value of equity vesting acceleration as of December 31, 2008 for both a termination of employment without cause as well a change of control which in the case of Messrs. Forsyth and Nord, is limited to awards vesting in the two years following termination and would be $2,425,656 for Mr. Willis, $366,508 for Mr. Forsyth, $577,140 for Mr. Nunemaker and $353,924 for Mr. Nord.

***

Comment No. 25:

We note from footnote (8) to your summary compensation table that Mr. Beaumont was paid $754,000 in severance.  Please provide disclosure under this heading quantifying each component of severance actually paid and describing how those amounts were determined.  See Instruction 4 to Item 402(j) of Regulation S-K.

Response to Comment No. 25:

Mr. Beaumont’s severance payment was comprised of severance in an amount equal to his annual base salary ($350,000), payment in lieu of notice equal to his annual base salary ($350,000) and accrued vacation and sick pay equal to $54,000.

***

Certain Relationships and Related Transactions, page 20

Comment No. 26:

We note the disclosure in the first paragraph.  Please disclose the information required by Item 404(b)(1)(iv) of Regulation S-K.

Response to Comment No. 26:

In response to the Staff’s comment, the Company will disclose in the Amended 10-K that the Company’s written Audit Committee Charter provides that the Audit Committee has responsibility to review related party transactions.

-----

As requested, on behalf of the Company we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; (ii) the comments of the Staff and disclosures by the Company in its filings with the Commission in response to comments of the Staff do not foreclose the Commission from taking any action with respect to the Company’s filings with the Commission; and (iii) the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding this letter, please contact me at (650) 838-4393

Very truly yours,

/s/ Bruce M. McNamara
Bruce M. McNamara

cc:	Hagen Ganem, Securities and Exchange Commission
Andrew Schoeffler, Securities and Exchange Commission
Willis Lease Finance Corporation

SCHEDULE 1

ITEM 1.                                                     BUSINESS

INTRODUCTION

Willis Lease Finance Corporation with its subsidiaries is a leading lessor of commercial aircraft engines.  Our principal business objective is to build value for its shareholders by acquiring commercial aircraft engines and managing those engines in order to provide a return on investment, primarily through lease rent and maintenance reserve revenues, as well as through management fees earned for managing aircraft engines owned by other parties. As of December 31, 2008, we had a total lease portfolio consisting of 160 engines and related equipment, four aircraft and three spare parts packages with 64 lessees in 35 countries and an aggregate net book value of $829.7 million.   As of December 31, 2008, we managed a total lease portfolio of 11 engines and related equipment for other parties. We also seek, from time to time, to act as leasing agent of engines for other parties and we also own a relatively small portfolio of aircraft that we lease.

Our strategy is to lease aircraft engines and aircraft and provide related services to a diversified group of commercial aircraft operators and maintenance, repair and overhaul organizations (“MROs”) worldwide.  Commercial aircraft operators need engines in addition to those installed in the aircraft that they operate. These spare engines are required for various reasons including requirements that engines be inspected and repaired at regular intervals based on equipment utilization. Furthermore, unscheduled events such as mechanical failure, FAA airworthiness directives or manufacturer-recommended actions for maintenance, repair and overhaul of engines result in the need for spare engines. Commercial aircraft operators and others in the industry generally estimate that the total number of spare engines needed is between 10 and 15% of the total number of installed engines. Today it is estimated that there are nearly 47,000 engines installed on commercial aircraft. Accordingly, we estimate that there are between 4,700 and 7,100 spare engines in the market, including both owned and leased spare engines.

Our engine portfolio consists of noise-compliant Stage III commercial jet engines manufactured by CFMI, General Electric, Pratt & Whitney, Rolls Royce and International Aero Engines. These engines generally may be used on one or more aircraft types and are the most widely used engines in the world, powering Airbus, Boeing, McDonnell Douglas, Bombardier and Embraer aircraft.

The Company acquires engines for its leasing portfolio in a number of ways.  It enters into sale and lease back transactions with operators of aircraft and providers of engine of maintenance cost per hour services.  We also purchase both new and used engines, on a speculative basis, (i.e. without a lease attached from manufacturers or other parties which own such engines).

We hold a fifty percent membership interest in a joint venture, WOLF A340, LLC, a Delaware limited liability company, (“WOLF”). On December 30, 2005, WOLF completed the purchase of two Airbus A340-313 aircraft from Boeing Aircraft Holding Company for a purchase price of $96.0 million. These aircraft are currently leased to Emirates with remaining lease terms of 54 and 56 months. Our investment in the joint venture is $9.0 million.

We are a Delaware corporation, incorporated in 1996. Our executive offices are located at 773 San Marin Drive, Suite 2215, Novato, California 94998. We transact business directly and through our subsidiaries unless otherwise indicated.

We maintain a website at www.willislease.com where our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports are available without charge, as soon as reasonably practicable following the time they are filed with or furnished to the SEC. You may read and copy any materials we file with the SEC at the SEC’s public reference room at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the

SEC at 1-800-SEC-0300. The SEC also maintains an electronic Internet site that contains our reports, proxy and information statements, and other information at http://www.sec.gov.

We do not break our business into multiple segments. Instead, we consider our continuing operations to operate in one reportable segment.

THE WEST SECURITIZATION

Willis Engine Securitization Trust, or “WEST,” is a special-purpose, bankruptcy-remote, Delaware statutory trust that is wholly-owned by us and consolidated in our financial statements. We established WEST in 2005 to acquire and finance engines owned by another of our wholly-owned subsidiaries, WEST Engine Funding LLC (formerly Willis Engine Funding LLC). In August 2005 and again in March 2008, WEST issued and sold notes to finance its acquisition of engines. WEST’s obligations under these notes are serviced by revenues from the lease and disposition of its engines, and are secured by all its assets, including all its interests in its engines, its subsidiaries, restricted cash accounts, engine maintenance reserve accounts, all proceeds from the sale or disposition of engines, and all insurance proceeds. We have not guaranteed any obligations of WEST and none of our assets secure such obligations.

We are the servicer and administrative agent for WEST. Our annual fees for these services are 11.5% as servicer and 2.0% as administrative agent of the aggregate net rents actually received by WEST on its engines, and such fees are payable to us monthly. We are also paid a fee of 3.0% of the net proceeds from the sale of any engines. As WEST is consolidated in our financial statements these fees eliminate on consolidation. Proceeds from engine sales will be used, at WEST’s election, to reduce WEST’s debt or to acquire other engines.

WEST gives us the flexibility to manage the portfolio to adapt to changes in aircraft fleets and customer demand over time, benefiting both us and the investors. The Asset-Backed Securitization provides a significant improvement to our capital structure by better matching debt maturity to asset life. It includes a warehouse facility to provide additional borrowing capacity, which offers new capital to fund growth and, more importantly, provides a structure for regular placement of additional term notes in the future as the warehouse matures.

INDUSTRY BACKGROUND - THE DEMAND FOR LEASED AIRCRAFT ENGINES

Historically, commercial aircraft operators owned rather than leased their engines. As engines become more powerful and technically sophisticated, they also become more expensive to acquire and maintain. In part due to cash constraints on commercial aircraft operators and the costs associated with engine ownership, commercial aircraft operators have become more cost-conscious and now utilize operating leases for a portion of their engines and are therefore better able to manage their finances in this capital-intensive business. Engine leasing is a specialized business that has evolved into a discrete sector of the commercial aviation market. Participants in this sector need access to capital, as well as specialized technical knowledge, in order to compete successfully.

Growth in the spare engine leasing industry is dependent on two fundamental drivers:

•       the number of commercial aircraft, and therefore engines, in the market; and

•       the proportion of engines that are leased, rather than owned, by commercial aircraft operators.

We believe both drivers will increase over time.

Increased number of aircraft, and therefore engines, in the market

We believe that the number of commercial and cargo aircraft, and hence spare engines, will increase. Boeing estimates that there are roughly 19,000 aircraft as of 2007 and projects this will grow to approximately 36,000 aircraft by 2027. Aircraft equipment manufacturers have predicted such an increase in aircraft to address the rapid growth of both passenger and cargo traffic in the Asian markets, as well as demand for new aircraft in more mature markets.

Increased lease penetration rate

Spare engines provide support for installed engines in the event of routine or other engine maintenance or unscheduled removal. The number of spare engines needed to service any fleet is determined by many factors. These factors include:

•                  the number and type of aircraft in an aircraft operator’s fleet;

•                  the geographic scope of such aircraft operator’s destinations;

•                  the time an engine is on-wing between removals;

•                  average shop visit time; and

•                  the number of spare engines an aircraft operator requires in order to ensure coverage for predicted and unscheduled removals.

We believe that commercial aircraft operators are increasingly considering their spare engines as significant capital assets, where operating leases may be more attractive than capital leases or ownership of spare engines. Some believe that currently as many as 25% to 30% of the spare engine market falls under the category of leased engines. Industry analysts have forecast that the percentage of leased engines is likely to increase over the next 15 years as engine leasing follows the growth of aircraft leasing. We believe this is due to the increasing cost of newer engines, the anticipated modernization of the worldwide aircraft fleet and the significant cost associated therewith, and the emergence of new niche-focused airlines which generally use leasing in order to obtain their capital assets.

ENGINE LEASING

As of December 31, 2008, all of our leases to air carriers, manufacturers and MROs are operating leases as opposed to finance leases. Although we have no current plans to enter into finance leases, we may decide to enter into finance leases in the future. Under operating leases, we retain the potential benefit and assume the risk of the residual value of the aircraft equipment, in contrast to capital or financing leases where the lessee has more of the potential benefits and risks of ownership. Operating leases allow commercial aircraft operators greater fleet and financial flexibility due to the relatively small initial capital outlay necessary to obtain use of the aircraft equipment, and the availability of short and long term leases to better meet their needs. Operating lease rates are generally higher than finance lease rates, in part because of the risks associated with the residual value.

We describe all of our current leases as triple-net operating leases. A triple-net operating lease requires the lessee to make the full lease payment and pay any other expenses associated with the use of the engines, such as maintenance, casualty and liability insurance, sales or use taxes and personal property taxes. The leases contain detailed provisions specifying the lessees’ responsibility for engine damage, maintenance standards and the required condition of the engine upon return at the end of the lease. During the term of the lease, we generally require the lessee to maintain the engine in accordance with an approved maintenance program designed to meet applicable regulatory requirements in the jurisdictions in which the lessee operates.

We lease our assets under both short and long term leases. Short term leases are generally for periods of less than one year. Under many of our leases the lessee pays use fees designed to cover expected future maintenance costs (often called maintenance reserves) which are reimbursable for certain maintenance expenditures. Under long term leases, at the end of the lease the accumulated use fees are retained by us to fund future maintenance not performed by the lessee as indicated by the remaining use fees. Under short-term leases and certain medium-term leases, we may undertake a portion of the maintenance and regulatory compliance risk. For these leases, the lessee has no claim to the maintenance reserves paid to us throughout the term of the lease. Use fees received are recognized in revenue as maintenance reserve revenue if they are not reimbursable to the lessee which is typically the case with short term leases. Use fees that are reimbursable under longer term leases are recorded as a maintenance reserve liability until they are reimbursed to the lessee or the lease terminates, at which time they are recognized in revenue as maintenance reserve revenue.

We try to mitigate risk where possible. For example, we make an analysis of the credit risk associated with the lessee before entering into any significant lease transaction. Our credit analysis generally consists of evaluating the prospective lessee’s financial standing by utilizing financial statements and trade and/or banking references. In certain circumstances, we may require our lessees to provide additional credit support such as a letter of credit or a guaranty from a bank or a third party or a security deposit. We also evaluate insurance and expropriation risk and evaluate and monitor the political and legal climate of the country in which a particular lessee is located in order to determine our ability to repossess our engines should the need arise. Despite these guidelines, we cannot give assurance that we will not experience collection problems or significant losses in the future. See “Risk Factors” below.

At the commencement of a lease, we may collect, in advance, a security deposit normally equal to at least one month’s lease payment. Under the terms of some of our leases, during the term of the lease, the lessees pay amounts to us based on usage of the engine, which are referred to as maintenance reserves or use fees, which are designed to cover the expected future maintenance costs. The security deposit is returned to the lessee after all lease return conditions have been met. For those leases in which the maintenance reserves are reimbursable to the lessee, maintenance reserves are collected and are reimbursed to the lessee when qualifying maintenance is performed. Under longer-term leases, to the extent that cumulative use fee billings are inadequate to fund expenditures required prior to return of the engine to us, the lessee is obligated to cover the shortfall. Recovery is therefore dependent upon the financial condition of the lessee.

During the lease period, our leases require that maintenance and inspection of the leased engines be performed at qualified maintenance facilities certified by the FAA or its foreign equivalent. In addition, when an engine comes off-lease, it undergoes inspection to verify compliance with lease return conditions. Our management believes that our attention to our lessees, and our emphasis on maintenance and inspection helps preserve residual values and generally helps us to recover our investment in our leased engines.

Upon termination of a lease, we will lease or sell the related engines. The demand for aftermarket engines for either sale or lease may be affected by a number of variables, including:

•                  general market conditions;

•                  regulatory changes (particularly those imposing environmental, maintenance and other requirements on the operation of engines);

•                  changes in demand for air travel;

•                  fuel costs;

•                  changes in the supply and cost of aircraft equipment; and

•                  technological developments.

In addition, the value of particular used engines varies greatly depending upon their condition, the maintenance services performed during the lease term and, as applicable, the number of hours or cycles remaining until the next major maintenance is required. If we are unable to lease or sell engines on favorable terms, our financial results and our ability to service debt may be adversely affected. See “Risk Factors” below.

The value of a particular model of engine is heavily dependent on the status of the types of aircraft on which it is installed. We believe values of engines tend to be stable so long as the host aircraft for the engines as well as the engines themselves are still being manufactured. Prices will also tend to remain stable and even rise after a host aircraft is no longer manufactured so long as there is sufficient demand for the host aircraft. However, the value of an engine begins to decline rapidly once the host aircraft begins to be retired from service and/or parted out in significant numbers. Values of engines also may decline because of manufacturing defects that may surface subsequently.

As of December 31, 2008, we had a total lease portfolio of 160 aircraft engines and related equipment, three spare parts packages, four aircraft and various parts and other engine-related equipment with a cost of $968.4 million in our lease portfolio. As of December 31, 2007, we had a total lease portfolio of 144 aircraft engines and related equipment, three spare parts packages, four aircraft, two helicopters and various parts and other engine-related equipment with a cost of $880.3 million in our lease portfolio.

As of December 31, 2008, minimum future rentals under non-cancelable operating leases of these engines, parts and aircraft assets were as follows:

Year	(in thousands)
2009	$64,252
2010	43,384
2011	30,404
2012	21,607
2013	12,777
Thereafter	28,133
$200,557

As of December 31, 2008, we had 64 lessees of commercial aircraft engines, aircraft, and other aircraft-related equipment in 35 countries. We do not believe we are dependent on a single customer or a few customers the loss of which would have a material adverse effect on our revenues.

AIRCRAFT LEASING

As of December 31, 2008, we owned four DeHaviland DHC-8-100 turboprop aircraft, all of which we lease to Hawaii Island Air (Island Air).  The leases are expected to generate lease rent revenue of approximately $1.7 million in 2009 and $1.4 million in 2010. These aircraft have a net book value of $5.5 million.

Gavarnie Holding, LLC, a Delaware Limited Liability Company (“Gavarnie”) owned by Charles F. Willis, IV, purchased the stock of Island Air from Aloha AirGroup, Inc. (“Aloha”) on May 11, 2004. Charles F. Willis, IV is our President, CEO and Chairman of our Board of Directors and owns approximately 32% of our common stock as of December 31, 2008. In 2006, in response to a fare war commenced by a competitor, Island Air requested a reduction in lease rent payments. The Board of Directors subsequently approved 14 months of lease rent deferrals totaling $784,000. All deferrals were accounted for as a reduction in lease revenue in the applicable period. Because of the question regarding collectibility of amounts due under these leases, lease rent revenue for these leases have been recorded on a cash basis until such time as collectibility becomes reasonably assured. After taking into account the deferred amounts, Island Air remains current on all obligations except for $288,000 in overdue rent related to

February and March 2009. Our leases with Island Air have been restructured and amended effective January 2009. The $784,000 in accumulated rent deferrals have been incorporated in the lease rents for two of the aircraft for the period January 2009 — April 2012. During the difficult period in Hawaii involving uneconomic fares being charged by a competitor, Island Air, in an effort to conserve cash, deferred maintenance on engines leased by the Company.  Due to concern regarding Island Air’s ability to meet lease return conditions and after reviewing the current maintenance status and condition of the leased assets, the Company recorded a reduction in the carrying value of these assets of $0.8 million in the second quarter of 2008. Including this write down, the aircraft and engines on lease to Island Air have a net book value of $6.0 million at December 31, 2008.

Our aircraft leases are “triple-net” leases and the lessee is responsible for making the full lease payment and paying any other expenses associated with the use of the aircraft, such as maintenance, casualty and liability insurance, sales or use taxes and personal property taxes. In addition, the lessee is responsible for normal maintenance and repairs, engine and airframe overhauls, and compliance with return conditions of flight equipment on lease. Under the provisions of many leases, for certain engine and airframe overhauls, we reimburse the lessee for costs incurred up to but not exceeding maintenance reserves the lessee has paid to us. Maintenance reserves are designed to cover the expected maintenance costs. The lessee is also responsible for compliance with all applicable laws and regulations with respect to the aircraft. We require our lessees to comply with FAA requirements. We periodically inspect our leased aircraft. Generally, we require a deposit as security for the lessee’s performance of obligations under the lease and the condition of the aircraft upon return. In addition, the leases contain extensive provisions regarding our remedies and rights in the event of a default by the lessee and specific provisions regarding the condition of the aircraft upon return. The lessee is required to continue to make lease payments under all circumstances, including periods during which the aircraft is not in operation due to maintenance or grounding.

We hold a fifty percent membership interest in a joint venture, WOLF A340, LLC, a Delaware limited liability company, (“WOLF”). On December 30, 2005, WOLF completed the purchase of two Airbus A340-313 aircraft from Boeing Aircraft Holding Company for a purchase price of $96.0 million. These aircraft are currently on lease to Emirates until 2013. Our investment in the joint venture at December 31, 2008 is $9.0 million.

OUR COMPETITIVE ADVANTAGES

We are uniquely positioned in the market and remain competitive, in part, due to the following advantages:

•                  We have an entrepreneurial culture and our size and independent ownership structure gives us a unique ability to move faster than our competition.  We were founded in 1985 as a startup venture by our Chief Executive Officer, Charles F. Willis, and we continue to foster an entrepreneurial attitude among our executives and employees.  Unlike most other aircraft engine leasing companies, we are not tied to a particular manufacturer and are not part of a larger corporate entity.  As a result, we can react more nimbly to customer demands and changes in the industry.

•                  Our independent ownership allows us to meet our customer needs without regard to any potentially conflicting affiliate demands to use their engines or services.  Many of the aircraft engine leasing companies with which we compete are owned in whole or part by aircraft engine manufacturers.  As a result, these leasing companies are inherently motivated to sell to customers the aircraft equipment that is manufactured by their owners, regardless of whether that equipment best meets the needs of their customers.  As an independent public company we have the ability to work with customers to correctly identify their needs and provide them with the engines, equipment and services that are best suited to those needs.

•                  We have significant technical expertise and experience.  Our management as well as our marketing and sales teams all have extensive experience in leasing aircraft engines and equipment.  Our technical group makes up approximately half of our total company staff levels. As a result, we possess a deep knowledge of the technical details of commercial aircraft engines and maintenance issues associated with these engines that enables us to provide our customers with comprehensive and up to date information on the various engine types available for lease.

•                  We have extensive industry contacts/relationships—worldwide.  We have developed long-standing relationships with aircraft operators, equipment manufacturers and aircraft maintenance organizations around the world.  Our extensive network of relationships enables us to quickly identify new leasing opportunities, procure engines and equipment and facilitate the repair of equipment owned by us and equipment leased by our customers.

•                  We have a trusted reputation for quality engines and engine records.  We have been an independent lessor of aircraft engines and engine equipment since 1985.  Since that time we have focused on providing customers with high quality engines and engine records.  As a result of our commitment to these high standards, a significant portion of our customer base consists of customers who have leased engines from us previously.

•                  We have a diverse portfolio by customer, geography and engine type.  As of December 31, 2008, we had a total lease portfolio consisting of 160 engines and related equipment, four aircraft and three spare parts packages with 64 lessees in 35 countries and an aggregate net book value of $829.7 million

•                  We have a diverse product offering (by engine type and types of leases).  We lease a variety of noise-compliant, Stage III commercial jet engines manufactured by CFMI, General Electric, Pratt & Whitney, Rolls Royce and International Aero Engines. These engines generally may be used on one or more aircraft types and are the most widely used engines in the world, powering Airbus, Boeing, McDonnell Douglas, Bombardier and Embraer aircraft.   We offer short and long-term leases, sale/leaseback transactions and engine pooling arrangements where members of the pool have quick access to available spare engines.

COMPETITION

The markets for our products and services are very competitive, and we face competition from a number of sources. These competitors include aircraft engine and aircraft parts manufacturers, aircraft and aircraft engine lessors, airline and aircraft service and repair companies and aircraft spare parts distributors. Many of our competitors have substantially greater resources than us. Those resources may include greater name recognition, larger product lines, complementary lines of business, greater financial, marketing, information systems and other resources. In addition, equipment manufacturers, aircraft maintenance providers, FAA certified repair facilities and other aviation aftermarket suppliers may vertically integrate into the markets that we serve, thereby significantly increasing industry competition. We can give no assurance that competitive pressures will not materially and adversely affect our business, financial condition or results of operations.

We compete primarily with aircraft engine manufacturers as well as with other aircraft engine lessors.  It is common for commercial aircraft operators and MRO’s to utilize several leasing companies to meet their aircraft engine needs and to minimize reliance on a single leasing company.

Our competitors compete with us in many ways, including pricing, technical expertise, lease flexibility, engine availability, supply reliability, customer service and the quality and condition of engines. Some of our competitors have greater financial resources than we do, or are affiliates of larger companies. We emphasize the quality of our portfolio of aircraft engines, supply reliability and high level of customer service to our aircraft equipment lessees. We focus on ensuring adequate aircraft engine availability in high-demand locations, dedicate large portions of our organization to building relationships with lessees, maintain close day-to-day coordination with lessees and have developed an engine pooling arrangement that allows pool members quick access to available spare aircraft engines.

Environmental Matters

See “Risk Factors”.

INSURANCE

In addition to requiring full indemnification under the terms of our leases, we require our lessees to carry the types of insurance customary in the air transportation industry, including comprehensive third party liability insurance and physical damage and casualty insurance. We require that we be named as an additional insured on liability insurance with ourselves and our lenders normally identified as the loss payee for damage to the equipment on policies carried by lessees. We monitor compliance with the insurance provisions of the leases. We also carry contingent physical damage and third party liability insurance as well as product liability insurance.

GOVERNMENT REGULATION

Our customers are subject to a high degree of regulation in the jurisdictions in which they operate. For example, the FAA regulates the manufacture, repair and operation of all aircraft operated in the United States and equivalent regulatory agencies in other countries, such as the Joint Aviation Authority (“JAA”) in Europe, regulate aircraft operated in those countries. Such regulations also indirectly affect our business operations. All aircraft operated in the United States must be maintained under a continuous condition-monitoring program and must periodically undergo thorough inspection and maintenance. The inspection, maintenance and repair procedures for commercial aircraft are prescribed by regulatory authorities and can be performed only by certified repair facilities utilizing certified technicians. The FAA can suspend or revoke the authority of air carriers or their licensed personnel for failure to comply with regulations and ground aircraft if their airworthiness is in question.

While our leasing and reselling business is not regulated, the aircraft, engines and engine parts that we lease and sell to our customers must be accompanied by documentation that enables the customer to comply with applicable regulatory requirements. Furthermore, before parts may be installed in an aircraft, they must meet certain standards of condition established by the FAA and/or the equivalent regulatory agencies in other countries. Specific regulations vary from country to country, although regulatory requirements in other countries are generally satisfied by compliance with FAA requirements. Presently, whenever necessary, with respect to a particular engine or engine component, we utilize FAA and/or JAA certified repair stations to repair and certify engines and components to ensure marketability.

Effective January 1, 2000, federal regulations stipulate that all aircraft engines hold, or be capable of holding, a noise certificate issued under Chapter 3 of Volume 1, Part II of Annex 16 of the Chicago Convention, or have been shown to comply with Stage III noise levels set out in Section 36.5 of Appendix C of Part 36 of the FAA Regulations of the United States if the engines are to be used in the continental United States. Additionally, much of Europe has adopted similar regulations. As of December 31, 2008, all of the engines in our lease portfolio are Stage III engines and are generally suitable for use on one or more commonly used aircraft.

We believe that the aviation industry will be subject to continued regulatory activity. Additionally, increased oversight has and will continue to originate from the quality assurance departments of airline operators. We have been able to meet all such requirements to date, and believe that we will be able meet any additional requirements that may be imposed. We cannot give assurance, however, that new, more stringent government regulations will not be adopted in the future or that any such new regulations, if enacted, would not have a material adverse impact on us.

GEOGRAPHIC AREAS IN WHICH WE OPERATE

Approximately 81% of our engines, related aircraft parts, and equipment (all of which we sometimes refer to as “equipment”) by net book value are leased and operated internationally. All leases relating to this equipment are denominated and payable in U.S. dollars, which is customary in the industry. Future leases may provide for payments to be made in Euros or other foreign currencies. In 2008, we leased our equipment to lessees domiciled in nine geographic regions. We are subject to a number of risks related to our foreign operations. See “Risk Factors” below.

The following table displays the regional profile of our lease customer base for the years ended December 31, 2008, 2007 and 2006. Other than the United States in each of 2006-2008 and China in 2008, no single country accounted for more than 10% of our lease rent revenue for any of those periods. The tables include geographic information about our leased equipment grouped by the lessee’s domicile (which does not necessarily indicate the asset’s actual location):

	Year Ended December 31, 2008		Year Ended December 31, 2007		Year Ended December 31, 2006
	Lease Rent Revenue	Percentage	Lease Rent Revenue	Percentage	Lease Rent Revenue	Percentage
	(dollars in thousands)
United States	$20,933	20%	$13,831	16%	$9,441	14%
Mexico	6,876	7	5,863	7	4,093	6
Canada	825	1	—	—	—	—
Australia/New Zealand	—	—	—	—	53	—
Europe	31,692	31	28,863	34	25,910	37
South America	14,701	14	11,049	13	8,749	13
Asia	22,860	22	20,705	24	12,809	18
Africa	574	1	1,212	1	1,094	2
Middle East	3,960	4	4,561	5	7,081	10
Total	$102,421	100%	$86,084	100%	$69,230	100%

FINANCING/SOURCE OF FUNDS

We, directly or through WEST, typically acquire engines with a combination of equity capital and funds borrowed from financial institutions. In order to facilitate financing and leasing of engines, each engine is generally owned through a statutory or common law trust that is wholly-owned by us or our subsidiaries. We usually borrow 80% to 83% of an engine purchase price. Substantially all of our assets secure our related indebtedness. We typically acquire engines from airlines in a sale-lease back transaction, from engine manufacturers or from other lessors. From time to time, we selectively acquire engines prior to a firm commitment to lease or sell the engine, depending on the price of the engine, market demand with the expectation that we can lease or sell such engines.

EMPLOYEES

As of December 31, 2008, we had 55 full-time employees (excluding consultants), in sales and marketing, technical service and administration. None of our employees is covered by a collective bargaining agreement and we believe our employee relations are satisfactory.